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NEW YORK, NEW YORK 10004

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August 7, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Scorpio Tankers Inc.

Registration Statement on Form F-4

File No. 333-218478

Dear Ms. Block:

This letter sets forth the response of Scorpio Tankers Inc. (the “Company”) to the comment letter dated July 28, 2017 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-4, initially filed via EDGAR on June 2, 2017 and thereafter amended on July 19, 2017. The Company has today filed via EDGAR this letter together with its second amended registration statement on Form F-4 (the “Second Amended Registration Statement”), which respond to the Staff’s comments contained in the Comment Letter. The Second Amended Registration Statement also includes updated disclosure for the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Opinion of PJT Partners, page 62

1.	We note your response to our prior comment 17 and found your response unpersuasive with respect to the vessel appraisals. A report, opinion or appraisal does not necessarily need to be prepared in connection with a transaction to be materially related to the transaction. In this case, we note from the Background of the Merger section on page 47 that the parties used the vessel appraisals in part to negotiate the exchange ratio. We also note from the Opinion of PJT Partners section on page 68 that PJT Partners used the vessel appraisals in certain of their financial analyses related to the fairness of the exchange ratio. Please revise to add a section to the proxy statement/prospectus which includes the information required by Item 4(b) of Form F-4 with respect to the vessel appraisals. Please also file copies of the vessel appraisals as an exhibit or furnish copies as part of the proxy statement/prospectus. Refer to Item 21(c) of Form F-4.

In response to the Staff’s comment, the Company has included the requested disclosure regarding the vessel appraisals under the headings “Summary—Vessel Valuations of the Independent Appraisers” and “The Merger—Vessel Valuations of the Independent Appraisers” and elsewhere throughout the Second Amended Registration Statement. The Company has also included copies of the referenced appraisals as Annex F to the Second Amended Registration Statement.

U.S. Securities and Exchange Commission

August 7, 2017

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274, Edward S. Horton, Esq. at (212) 574-1265 or Filana R. Silberberg, Esq. at (212) 574-1308.

Very truly yours, SEWARD & KISSEL, LLP

By:	/s/ Keith J. Billotti
Keith J. Billotti, Esq.